UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

HWH International Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

44852G101

(CUSIP Number)

Heng Fai Ambrose Chan

Chairman

HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

Telephone: 301-971-3955

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852G101

1	Names of Reporting Person. Heng Fai Ambrose Chan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,000 (1)
	8	Shared Voting Power (see Item 5 below) 13,480,030 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 13,480,030 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,480,030 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 81.9% (2)
14	Type of Reporting Person IN

(1)	Includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC; (ii) 13,000 shares of common stock owned directly by Mr. Chan; and (iii) 10,900,000 shares of common stock held by Alset International Limited, over which Mr. Chan may be deemed to possess indirect beneficial ownership as the Chief Executive Officer and Chairman of Alset Inc. and Alset International Limited.
(2)	Based on 16,223,246 shares of the Issuer’s common stock outstanding as of February 9, 2024.

CUSIP No. 44852G101

1	Names of Reporting Person. Alset Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 13,467,030(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 13,467,030(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,467,030(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 81.8% (1)(2)
14	Type of Reporting Person CO

(1)	Includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC, a majority owned subsidiary of Alset Inc.; and (ii) 10,900,000 shares held by Alset International Limited, a majority owned subsidiary of Alset Inc.
(2)	Based on 16,223,246 shares of the Issuer’s common stock outstanding as of February 9, 2024.

CUSIP No. 44852G101

1	Names of Reporting Person. Alset International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,900,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 10,900,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.2% (1)
14	Type of Reporting Person CO

(1)	Based on 16,223,246 shares of the Issuer’s common stock outstanding as of February 9, 2024.

CUSIP No. 44852G101

1	Names of Reporting Person. Alset Acquisition Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,567,030(1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,567,030(1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,567,030(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.6% (2)
14	Type of Reporting Person CO

(1)	Includes 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock
(2)	Based on 16,223,246 shares of the Issuer’s common stock outstanding as of February 9, 2024.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D/A filed on January 19, 2024 (the “Schedule 13D”) by Alset Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Heng Fai Ambrose Chan, Alset Inc., a Texas company, and Alset International Limited, a company registered in Singapore (the “Reporting Persons”) relating to the Common Stock of HWH International Inc. (formerly, known as Alset Capital Acquisition Corp., and herein after referred to as the “Issuer”). This Amendment is made for the purposes of reporting that the Sponsor entered into an agreement effective January 30, 2024 (the “Agreement”), pursuant to which the Sponsor loaned a borrower (the “Borrower”) 347,220 shares of the Issuer’s common stock (the “Shares”). Under the terms of the Agreement, the borrower will return the aforementioned shares to the Sponsor no later than six months following the execution of the Agreement. The Sponsor will retain the right to vote the Shares and receive any dividends paid on the Shares during the duration of the loan. The Borrower may not sell, lend or transfer the Shares. The Borrower has agreed not to buy, sell or short any securities of the Issuer for a period of one year from the date of the Agreement. Under the terms of the Agreement, the Sponsor may request the return of the Shares at any time upon five days’ notice during the term of the Agreement. If the Sponsor shall request the return of the Shares during the initial 90 days of the term of the Agreement, the Sponsor shall be required to make a loan of comparable value to the Borrower. The Sponsor has agreed that all consideration for its loan of the Shares to the Borrower shall be paid directly to the Issuer. The consideration for the loan of Shares shall consist of certain equity interest in the Borrower. The exact value of such equity interests cannot be precisely determined at the present time. Mr. Chan may be deemed to possess beneficial ownership of shares owned by the Sponsor as the Chairman, Chief Executive Officer and majority owner of Alset Inc., which is the majority owner of the Sponsor.

Information reported in the Schedule 13D/A remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D/A. All references in the Schedule 13D/A and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

SCHEDULE 13D

This Schedule 13D/A is filed on behalf of Alset Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Alset International Limited, a Singapore company, Alset Inc., a Texas corporation, and Heng Fai Ambrose Chan (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities disposed of: Common Stock, $0.0001 par value

Issuer:	HWH International Inc. (formerly known as Alset Capital Acquisition Corp., referred to herein as the “Issuer”),
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	Heng Fai Ambrose Chan is the Chief Executive Officer of both Alset Inc. and Alset International Limited, and is the majority stockholder of Alset Inc., which is the majority stockholder of Alset International Limited. Alset Inc. and Alset International Limited own the sole member of the Sponsor. Mr. Chan may be deemed to share beneficial ownership of the securities held of record by Alset Inc., Alset International Limited and the Sponsor, in addition to 13,000 shares he personally owns, for a total of 13,480,030 shares of the Issuer’s common stock. Mr. Chan disclaims any such beneficial ownership except to the extent of his pecuniary interest.

(ii)	Alset Inc. may be deemed to share beneficial ownership of the securities held of record by Alset International Limited and the Sponsor for a total of 13,467,030 shares of the Issuer’s common stock.

(iii)	Alset International Limited owns 10,900,000 shares of the Issuer’s common stock.

(iv)	The Sponsor owns 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer’s common stock.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address for Alset Inc. and Alset Acquisition Sponsor, LLC is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814. The business address for Mr. Chan and Alset International Limited is 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and business combination. Alset Inc. is a diversified holding company. Alset International Limited is a Singapore-based holding company with interests in a variety of subsidiaries across several business sectors. Mr. Chan is the Chairman and Chief Executive Officer of Alset Inc. and Alset International Limited.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chan is a citizen of the Republic of Singapore. Alset Inc. is a Texas corporation. Alset International Limited is a Singapore company. The Sponsor is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Sponsor entered into an agreement effective January 30, 2024 (the “Agreement”), pursuant to which the Sponsor loaned a borrower (the “Borrower”) 347,220 shares of the Issuer’s common stock (the “Shares”). Under the terms of the Agreement, the borrower will return the aforementioned shares to the Sponsor no later than six months following the execution of the Agreement. The Sponsor will retain the right to vote the Shares and receive any dividends paid on the Shares during the duration of the loan. The Borrower may not sell, lend or transfer the Shares. The Borrower has agreed not to buy, sell or short any securities of the Issuer for a period of one year from the date of the Agreement. Under the terms of the Agreement, the Sponsor may request the return of the Shares at any time upon five days’ notice during the term of the Agreement. If the Sponsor shall request the return of the Shares during the initial 90 days of the term of the Agreement, the Sponsor shall be required to make a loan of comparable value to the Borrower. The Sponsor has agreed that all consideration for its loan of the Shares to the Borrower shall be paid directly to the Issuer. The consideration for the loan of Shares shall consist of certain equity interest in the Borrower. The exact value of such equity interests cannot be precisely determined at the present time.

Item 4.	Purpose of the Transaction

In connection with the organization of Alset Capital Acquisition Corp., on November 8, 2021, 2,156,250 Class B Common Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated November 8, 2021, between the Sponsor and Alset Capital Acquisition Corp. (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D/A which information is incorporated herein by reference.

On February 3, 2022, simultaneously with the consummation of Alset Capital Acquisition Corp.’s initial public offering (the “IPO”), the Sponsor purchased 473,750 units (“Placement Units”) of the Alset Capital Acquisition Corp. at $10.00 per Placement Unit, pursuant to a Placement Unit Agreement, dated January 31, 2022, by and between Alset Capital Acquisition Corp. and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D/A, which information is incorporated herein by reference. Each placement unit was comprised of one share of Class A common stock, one-half of one warrant and one right. Each placement right entitled the holder thereof to receive one-tenth (1/10) of one share of Class A common stock upon the consummation of an initial business combination (as described more fully in Alset Capital Acquisition Corp.’s Final Prospectus dated January 31, 2022).

The Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Common Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

On January 9, 2024, the consummation of the business combination between Alset Capital Acquisition Corp. and HWH International Inc. resulted in the conversion of existing Alset Capital Acquisition Corp. shares, including the Founder Shares and Placement Units, into the Issuer’s common stock, and the issuance of 10,900,000 shares of common stock to HWH’s majority owner, Alset International Limited.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Shares beneficially owned by the Reporting Persons (on the basis of a total of shares) are as follows:

Heng Fai Ambrose Chan
a)		Amount beneficially owned: 13,480,030	Percentage: 81.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	13,000
	ii.	Shared power to vote or to direct the vote:	13,480,030
	iii.	Sole power to dispose or to direct the disposition of:	13,000
	iv.	Shared power to dispose or to direct the disposition of:	13,480,030

Alset Inc.
a)		Amount beneficially owned: 13,467,030	Percentage: 81.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	13,467,030
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	13,467,030

Alset International Limited
a)		Amount beneficially owned: 10,900,000	Percentage: 67.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	10,900,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	10,900,000

Alset Acquisition Sponsor, LLC
a)		Amount beneficially owned: 2,567,030	Percentage: 15.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,567,030
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,567,030

Heng Fai Ambrose Chan has voting and dispositive power over the Shares held by Alset Inc., Alset International Limited and the Sponsor. As such, he may be deemed to have beneficial ownership of the Shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except (i) as described in Item 6 of this Schedule 13D/A which information is incorporated herein by reference, (ii) as previously described on Amendment No. 2 to this Schedule 13D/A, as filed on December 5, 2023, which reported that on November 30, 2023, Alset Inc. sold 40,400 shares of the Issuer’s Class A Common Stock at a price of $10.60 per share, and (iii) on January 9, 2024, the consummation of the business combination between the Issuer and HWH International Inc., a Nevada corporation, resulted in the issuance of 10,900,000 shares of the Issuer’s common stock to Alset International Limited.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Subscription Agreement between Alset Capital Acquisition Corp. and Sponsor

In connection with the organization of Alset Capital Acquisition Corp., on November 8, 2021, 2,156,250 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Subscription Agreement. The Subscription Agreement provided that up to 281,250 Founder Shares purchased by the Sponsor are subject to forfeiture to the extent that the underwriters of the IPO do not exercise their over-allotment option in full. The underwriters exercised the over-allotment option in full.

Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 originally filed by Alset Capital Acquisition Corp. with the SEC on December 20, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Placement Unit Purchase Agreement between Alset Capital Acquisition Corp. and Sponsor

On February 3, 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 473,750 Placement Units pursuant to a Placement Unit Purchase Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of Alset Capital Acquisition Corp.’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Placement Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by Alset Capital Acquisition Corp. as Exhibit 10.5 to the Current Report on Form 8-K filed by Alset Capital Acquisition Corp. with the SEC on February 4, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 31, 2022, in connection with the IPO, Alset Capital Acquisition Corp. and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote the Founder Shares, the Shares included in the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to Alset Capital Acquisition Corp.’s Second Amended and Restated Memorandum and Articles of Association with respect to Alset Capital Acquisition Corp.’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and the Shares included in the Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve Alset Capital Acquisition Corp.’s proposed initial business combination or a vote to amend the provisions of Alset Capital Acquisition Corp.’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and the Shares included in the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless Alset Capital Acquisition Corp. against any and all loss, liability, claims, damage and expense whatsoever which Alset Capital Acquisition Corp. may become subject as a result of any claim by any vendor or other person who is owed money by Alset Capital Acquisition Corp. for services rendered or products sold to or contracted for Alset Capital Acquisition Corp., or by any target business with which Alset Capital Acquisition Corp. has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The Insider Letter provides that the Sponsor may not transfer any Founder Shares (except to certain permitted transferees as described in the Insider Letter) until the earlier of (i) six months after the date of the consummation of Alset Capital Acquisition Corp.’s initial business combination or (ii) subsequent to the Issuer’s initial Business Combination, (x) if the reported last sale price of the Common Stock equals or exceeds US $12.00 per share (as adjusted for share subdivisions, share dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their shares for cash, securities or other property.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by Alset Capital Acquisition Corp. as Exhibit 10.1 to the Form 8-K filed by Alset Capital Acquisition Corp. with the SEC on February 4, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On January 31, 2022, in connection with the IPO, Alset Capital Acquisition Corp. and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by Alset Capital Acquisition Corp. as Exhibit 10.3 to the Form 8-K filed by Alset Capital Acquisition Corp. with the SEC on February 4, 2022 (and is incorporated by reference herein as Exhibit 10.4).

Stock Loan Agreement

Sponsor entered into an agreement effective January 30, 2024 (the “Agreement”), pursuant to which the Sponsor loaned a borrower (the “Borrower”) 347,220 shares of the Issuer’s common stock (the “Shares”). Under the terms of the Agreement, the borrower will return the aforementioned shares to the Sponsor no later than six months following the execution of the Agreement. The Sponsor will retain the right to vote the Shares and receive any dividends paid on the Shares during the duration of the loan. The Borrower may not sell, lend or transfer the Shares. The Borrower has agreed not to buy, sell or short any securities of the Issuer for a period of one year from the date of the Agreement. Under the terms of the Agreement, the Sponsor may request the return of the Shares at any time upon five days’ notice during the term of the Agreement. If the Sponsor shall request the return of the Shares during the initial 90 days of the term of the Agreement, the Sponsor shall be required to make a loan of comparable value to the Borrower. The Sponsor has agreed that all consideration for its loan of the Shares to the Borrower shall be paid directly to the Issuer. The consideration for the loan of Shares shall consist of certain equity interest in the Borrower. The exact value of such equity interests cannot be precisely determined at the present time.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated November 8, 2021, between the Registrant and Alset Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by Alset Capital Acquisition Corp. with the SEC on January 13, 2022).

Exhibit 10.2	Placement Unit Purchase Agreement, dated January 31, 2022, between the Company and Alset Acquisition Sponsor, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by Alset Capital Acquisition Corp. with the SEC on February 8, 2022).

Exhibit 10.3	Letter Agreement, dated January 31, 2022, among the Company, the Alset Acquisition Sponsor, LLC and each of the executive officers and directors of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Alset Capital Acquisition Corp. with the SEC on February 8, 2022).

Exhibit 10.4	Registration Rights Agreement, dated as of January 31, 2022, by and between Alset Capital Acquisition Corp. and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by Alset Capital Acquisition Corp. with the SEC on February 8, 2022).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons, dated January 19, 2024, incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed by the Reporting Persons with the SEC on January 19, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alset Inc.

Date: February 9, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Alset International Limited

Date: February 9, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Alset Acquisition Sponsor, LLC

Date: February 9, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer of Alset SPAC Group Inc., its Sole Member

Date: February 9, 2024		/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan